As filed with the Securities and Exchange Commission on January 4, 2016

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Amendment No. 1

NexPoint Capital, Inc.

(Name of Subject Company (Issuer))

NexPoint Capital, Inc.

(Name of Filing Person (Issuer))

Common stock, par value $0.001

(Title of Class of Securities)

65341M 102

(CUSIP Number of Securities)

Brian Mitts

NexPoint Capital, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Brian D. McCabe

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$275,508 (a)	$27.74 (b)

(a) Calculated as the aggregate book value of 30,612 shares in the offer, based on a book value of the $9.00 per share offering price in effect as of December 1, 2015.

(b) Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$27.74	Filing Party:	NexPoint Capital, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	December 2, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

ITEMS 1 THROUGH 9.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by NexPoint Capital, Inc., a Delaware corporation (the “Company”) on December 2, 2015, relating to the Company’s offer to purchase for cash up to 2.5% of its outstanding shares of common stock, $0.001 par value (the “Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2015 (the “Offer to Purchase”) and in the Company’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The price to be paid for the Stock is an amount per share, net to the seller in cash, equal to 90% of the offering price per share in effect as of the Expiration Date (as defined in the Offer) (date of repurchase), plus any unpaid dividends accrued through December 30, 2015, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Amendment.

ITEM 10.

Not applicable.

ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On December 31, 2015 the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on December 30, 2015. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on December 31, 2015.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Capital, Inc.

By:	/s/ Brian Mitts

Name:	Brian Mitts

Title:	Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Dated as of: January 4, 2016

EXHIBIT INDEX

Exhibit No.	Document
(a)(5)(ii)	Press Release issued on December 31, 2015.